SINOBIOMED INC.
Room 4304, 43/F China Resources Building
26 Harbour Road
Wan Chai, Hong Kong

June 23, 2011

By EDGAR Transmission

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SinoBiomed, Inc.
Preliminary Information Statement
Filed June 17, 2011
File No. 000-51815

Dear Mr. Riedler:

We hereby submit the response of Sinobiomed Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 23, 2011, providing the Staff’s comments with respect to the above referenced preliminary information statement on Schedule 14C (the “Information Statement”), along with an amendment to the Information Statement (the “Amendment”).

We understand and agree that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Purposes for Reverse Split and Name Change and Effects on Common Stock

1.
We note your statement in the third paragraph of this section that your board of directors will implement the reverse stock split in hopes that it will result in a higher per share price of your common stock. However, on the following page you state that the reverse split will be effected for the “primary purpose of facilitating the Share Exchange Transaction and the Financing Transactions.” You have not discussed the Share Exchange Transaction or Financing Transactions elsewhere in the filing. Please amend your filing to define these terms and provide a description of each transaction. Also, please reconcile your statements to provide readers with a clear understanding of the primary purpose of the reverse stock split.

Division of Corporation Finance
June 23, 2011

Response:  The inclusion of the cited language in the Information Statement was an oversight which we have corrected in the Amendment to reflect, as follows, that the Reverse Split is being effected for the primary purpose of facilitating our obligation to issue shares to Sitoa Corporation (“Sitoa”), in connection with a Software License Agreement (the “Licensing Agreement”), dated June 6, 2011, between the Company and Sitoa, pursuant to which Sitoa granted the Company, a non-exclusive license to deploy, utilize, market and sell certain computer software programs owned by Sitoa, known collectively as the Sitoa Network and Platform for Inventory-Less Online Selling, for an equity consideration of 60,000,000 shares of the Company’s common stock. The Reverse Split is also being effected to provide us with greater flexibility with respect to our capital structure for any future equity financings and stock based acquisitions.

* * *

Division of Corporation Finance
June 23, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (650) 796-8928, or Dawn Bernd-Schulz of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8345, respectively.

Sincerely,

SINOBIOMED INC. By: /s/ George Yu George Yu Chief Financial Officer